CONFIDENTIAL

Filed by Prologis, Inc. (SEC File No. 001-13545)

Pursuant to Rules 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934 as amended.

Subject Company: DCT Industrial Trust Inc.

Commission File No. 001-33201

FAQs

SECTION ONE: Prologis Employee FAQ

1.	Why is Prologis acquiring DCT Industrial Trust?

•	This deal is all about strategic fit and scale.

•	For some time, we have considered DCT’s realigned portfolio to be the most complementary to our own in terms of product quality, market position and growth potential.

•	DCT’s portfolio has a 100% overlap with Prologis markets.

•	This high level of strategic fit will enable us to capture significant scale economies immediately.

•	Rare opportunity to acquire one of the highest-quality industrial portfolios in the U.S.

o	Deepens U.S. presence in high-growth logistics markets with favorable demand fundamentals and growth trends

o	Expands relationships with large, repeat multinational customers, while adding over 500 new customers

•	Well-positioned to take advantage of identifiable and future synergy opportunities

o	Near term: Corporate overhead, operating leverage and cost of capital synergies

o	Future: Revenue synergies and incremental development volume

2.	Who is DCT?

•	$7.3 billion (AUM) industrial REIT headquartered in Denver with a well-located 71 MSF operating portfolio in major U.S. distribution markets.

•	7.1 MSF of development, redevelopment and value-added projects.

•	195 acres of land in pre-development, predominantly in Seattle, Atlanta, South Florida and Southern California with build-out potential of over 2.9 MSF.

•	215 acres of land under contract or option, predominantly in New York/New Jersey, Southern California, Northern California and Chicago, with a build-out potential of over 3.3 MSF.

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3.	How will this transaction affect me? What will change?

•	For most of us, it will be business as usual; do NOT compare notes with DCT counterparts.

•	It’s critical and required we continue to operate as separate companies.

•	This transaction will increase our assets so some additional people will be needed in certain markets to manage, lease and develop the incremental assets.

•	We expect to add a number of colleagues in some locations in the field to operate the expanded portfolio and will look to DCT personnel and others to fill these new positions as well as our existing open positions.

4.	How will salaries, wages and benefits of employees be affected?

•	No impact.

5.	Will our senior leadership team change?

•	No. We expect all divisional, regional and market leadership to remain unchanged.

•	Board composition: 11 existing directors from Prologis, 1 new director from DCT – Philip L. Hawkins, their president and CEO.

6.	Will there be layoffs because of the transaction? If so, when might they occur?

•	We do not expect any PLD employees to be laid off due to this transaction.

7.	Will you retain any of DCT’s team?

•	Yes. We plan to speak with a number of DCT employees who would logically fit our needs and expect some will join us to help manage the portfolio, execute the development and other capital deployment activities underway and make long-term contributions to the Prologis platform

8.	What role will DCT’s CEO have at Prologis?

•	It is anticipated that DCT president and CEO Philip L. Hawkins will join the Prologis board of directors upon transaction close in the third quarter of 2018.

9.	How many employees will the combined company now have?

•	We plan to speak with a number of DCT employees who would logically fit our needs and expect some will join us to help manage the portfolio, execute the development and other capital deployment activities underway and make long-term contributions to the Prologis platform.

10.	What are the next steps in the process? What will happen between now and deal closing?

•	For most of us, it will be business as usual.

•	We will spend the next two to three months working on the integration which includes planning for converting their property and accounting data into our systems.

•	We will also be preparing for customer communication upon closing.

•	DCT will continue to operate their business in the normal course until closing.

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11.	Where can employees find up-to-date information about the deal or voice concerns?

•	We are committed to keeping all employees appropriately up-to-date as we work through the integration.

•	Should you have questions or concerns, please reach out to regional leadership, Larry, Blake, Lori or Ed.

12.	What do we say when customers ask us about the transaction?

•	This deal allows us to better serve all customer needs. Denser market concentration will allow us to provide additional solutions in key submarkets.

•	Our current 5D initiatives, particularly in the areas of advanced analytics, customer experience, procurement and ancillary revenues, will enable us to provide significant customer benefits over time.

13.	How do we now interact with the DCT, other competitors and brokers.

•	Given that PLD & DCT are both public companies, it’s critical and required we continue to operate as separate companies.

•	For most of us, it will be business as usual. Do NOT compare notes with DCT counterparts.

14.	Can I use information from the deal preparation process to gain an advantage in the market?

•	No. If any of you have private, non-public information from the deal process, you absolutely may not share, act or use this information in any way.

•	Given that PLD & DCT are both public companies, it’s critical and required we continue to operate as separate companies.

15.	What can we say vs what we can’t say?

•	We are asking our senior leaders to familiarize themselves with the deal press release and the talking points in this document.
•	For most of us, it will be business as usual. Do NOT compare notes with DCT counterparts.

16.	How do I respond if I get contacted by a DCT counterpart inquiring about a job at Prologis?

•	Who we hire will be regional and local decisions.

•	Those leaders have a framework for how/where/when this will happen.

•	Please work with your regional leadership to channel prospective employees through the right process.

17.	How do I respond if a DCT employee or broker contacts me about a pending DCT transaction?

•	You must not engage in this process, or revise, review or offer an opinion on pending deals.

18.	How will the DCT integration process upon closing conflict with 5D priorities?

•	We acknowledge the time and effort that will be involved. We will be thoughtful to do our best to prioritize and allocate resources to minimize conflict.

19.	How will disposition properties be decided?

•	Expect to dispose of ~$550M, or less than 7% of the portfolio.

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•	Preliminary decide. We will work with regional leadership to confirm these assets.

20.	How will 2019 budget process for DCT properties be handled?

•	Upon closing we will allocate appropriate time to prepare 2019 budgets for this portfolio.

•	This budget calendar may not align with our existing portfolio. That is OK.

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SECTION TWO: Customer FAQ

21.	How do DCT customers benefit from being a part of the Prologis platform?

•	This deal allows us to better serve all customer needs. Denser market concentration will allow us to provide additional solutions in key submarkets

•	Our current 5D initiatives, particularly in the areas of advanced analytics, customer experience, procurement and ancillary revenues, will enable us to provide significant benefits to DCT customers over time

22.	Will you have unfair pricing power with customers?

•	No. Logistics real estate is a highly fragmented industry. We don’t control pricing, the market does.

23.	Will my property manager be the same?

•	Yes, mostly likely for Prologis, but there may be changes as we integrate DCT’s portfolio onto our platform.

•	For DCT, there may be a change in your property manager relationship, but in several cases, we expect a number to join us to help manage the portfolio, execute the development and other capital deployment activities underway and make long-term contributions to the Prologis platform.

24.	How will the customer experience change?

•	We now have a larger platform to serve our customers’ needs. CX will be improved for DCT customers.

25.	Will DCT customers be required to use Clear Lease?

•	No. While Clear Lease provides our customer with cost certainty and predictability and preserves our standards for maintenance and service levels, no customer is required to use it.

•	Clear Lease is still a new program, but customers have welcomed our efforts to be transparent about expenses.

26.	Will property values be reassessed in CA due to Prop 13 and increase my property tax bill?

•	Yes, but DCT’s portfolio is relatively young

•	We will work closely with DCT’s customers to determine how this might change their property tax bill and listen and respond with an actionable solution.

27.	Does this have any impact on my Fund (USLF, USLV)

•	No impact today.

•	We will work closely with our fund investors to communicate any future changes

•	Regarding ULSF future impact: Today, USLF has the capability to acquire stabilized developments from Prologis. DCT’s land and development portfolio has a 100% overlap with USLF’s markets. Therefore, in the future, USLF will likely benefit from Prologis’ expanded development pipeline resulting from the DCT transaction and may acquire certain other stabilized assets where park overlap exists and bringing ownership together makes sense.

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•	Regarding USLV future impact: No impact expected other than benefits that apply to all investors as described above.

28.	How does this transaction benefit Prologis’ institutional investors?

•	Internal note: As a public deal, we should not over-sell the benefits to the institutional investors.

•	The transaction is expected to benefit Prologis’ U.S. strategic capital investors through increased portfolio scale which further enhances customer relationships, operating leverage, and economies of scale for the overall portfolio.

29.	Are there any other mergers or acquisition opportunities that make sense for Prologis or Prologis funds?

•	Internal note: do not make comments about any specific targets, not even regarding portfolio quality or fit.

•	Due to our scale, we evaluate almost every opportunity and pursue opportunities based on economics, quality fit, etc. Whether the opportunity would make sense for Prologis or USLF will depend on the opportunity.

30.	Is this going to potentially have a positive impact on future valuations of our U.S. portfolio, including USLF?

•	The Prologis acquisition of DCT contemplates a premium valuation in part due to anticipated costs savings following completion of the transaction. Therefore, it is uncertain whether the DCT transaction will have any impact on private real estate valuations.

31.	Will Prologis consider the DCT transaction to meet any 1031 exchange requirements?

•	Prologis will explore the practicality of identifying DCT assets for 1031 exchange requirements on behalf of Prologis, USLV and USLF although this is complicated and technical and may not be possible.

SECTION THREE: Other Top Questions

32.	What are the terms of the transaction?

•	100% stock transaction

•	1.02 exchange ratio

•	Pro forma ownership of ~85% Prologis / ~15% DCT

•	Board composition: 11 existing directors from Prologis, 1 new director from DCT

•	Expected to close in the third quarter of 2018, subject to the approval of DCT stockholders and other customary closing conditions

33.	Why is Prologis purchasing DCT now?

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•	For some time, we have considered DCT’s realigned portfolio to be the most complementary to our own in terms of product quality, market position and growth potential

•	This high level of strategic fit will enable us to capture significant scale economies immediately.

•	We felt this was a rare opportunity to acquire one of the highest-quality industrial portfolios in the U.S.

•	Adds to our focus on markets with favorable operating fundamentals and growth trends

•	Our current 5D initiatives, particularly in the areas of advanced analytics, customer experience, procurement and ancillary revenues, will enable us to extract significant upside from the combined portfolios

•	Well-positioned to take advantage of identifiable and future synergy opportunities

o	Near term: Corporate overhead, operating leverage and cost of capital synergies

o	Future: Revenue synergies and incremental development volume

34.	Why did Prologis choose DCT vs. others?

•	For some time, we have considered DCT’s realigned portfolio to be the most complementary to our own in terms of product quality, market position and growth potential

•	This high level of strategic fit will enable us to capture significant scale economies immediately

•	Our current 5D initiatives, particularly in the areas of advanced analytics, customer experience, procurement and ancillary revenues, will enable us to extract significant upside from the combined portfolios over time

35.	What is the strategic rationale for the transaction?

•	DCT’s realigned portfolio to be the most complementary to our own in terms of product quality, market position and growth potential

•	DCT’s portfolio has a 100% overlap with Prologis markets

•	This high level of strategic fit will enable us to capture significant scale economies immediately.

•	Rare opportunity to acquire one of the highest-quality industrial portfolios in the U.S.

o	Deepens U.S. presence in high-growth logistics markets with favorable demand fundamentals and growth trends

o	Expands relationships with large, repeat multinational customers, while adding over 500 new customers

36.	How does this additional scale help your business?

•	Expands platform, creating additional opportunities for our 5D: in particular advanced analytics, customer experience and PARS

37.	Do you anticipate any synergies from the transaction?

•	The transaction is anticipated to create substantial synergies

•	Near-term synergies of approximately $80 million in corporate general and administrative cost savings, operating leverage, interest expense and lease adjustments, which are forecast to increase annual stabilized core funds from operations* (Core FFO) per share by $0.06-$0.08.

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•	A combination of revenue synergies and incremental development volume has the potential to generate $40 million of additional annual revenue and development profit in the future.

38.	What are the characteristics (quality, location, age, etc.) of assets you are acquiring?

•	71 MSF well-located portfolio in major U.S. distribution markets

•	Emphasis on infill locations and highly functional buildings with desirable leasing attributes

•	Top markets include:

o	Southern California (17% of total MSF at share)

o	Chicago (11% of total MSF at share)

o	Atlanta (9% of total MSF at share)

o	Houston (9% of total MSF at share)

o	Northern California (9% of total MSF at share)

o	Seattle (8% of total MSF at share)

o	South Florida (2.4% of total MSF at share)

•	Expect to dispose of ~550M, or less than 7% of the portfolio

39.	Following the deal, in which markets do you still want to grow? Reduce exposure?

•	We remain ultra-focused on continuing to increase our concentration in key population centers where consumption and supply chain reconfiguration drive logistics demand

•	This transaction continues that focus with additional concentration in a number of key markets

•	Expect to dispose of ~550M, or less than 7% of the portfolio

40.	How does this deal change the competitive landscape?

•	We believe this transaction further positions Prologis as the world’s leading owner, operator and developer of logistics real estate with an impossible-to-replicate portfolio in the U.S.

41.	How does this benefit Prologis’ shareholders?

•	The transaction is anticipated to create substantial synergies

•	Near-term synergies of approximately $80 million in corporate G&A cost savings, operating leverage, interest expense and lease adjustments, which are forecast to increase annual stabilized core funds from operations* (Core FFO) per share by $0.06-$0.08.

•	A combination of revenue synergies and incremental development volume has the potential to generate $40 million of additional annual revenue and development profit in the future.

•	Preserves balance sheet strength for future growth opportunities

o	Maintains flexible “A-” rated balance sheet

o	Improves USD exposure

42.	How does this benefit Prologis’ customers?

•	The acquisition of high-quality, well-located assets will allow us to better serve our customer needs. Denser market concentration will allow us to provide additional solutions in key submarkets and provide greater market insight for our customers

•	Being on our platform create additional new opportunities (data insights, procurement, etc.)

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43.	How many new customer relationships do you gain by combining with DCT?

•	Around 500

44.	What premium is Prologis paying?

•	Keep in mind, premium is an output. We are focused on the fact that this is a stock-for-stock exchange and we believe an accretive use of our currency for a high-quality portfolio

•	This transaction is highly strategic given the value we can produce through our platform

45.	How is the transaction being financed?

•	100% stock acquisition by Prologis.

46.	How will DCT be integrated within Prologis’ organizational structure?

•	We expect a number to join us to help manage the portfolio, execute the development and other capital deployment activities underway and make long-term contributions to the Prologis platform

•	DCT president and CEO Philip L. Hawkins is anticipated to join the Prologis board of directors upon transaction close in the third quarter of 2018

47.	How does this acquisition accelerate your Five Drivers?

•	Our 5D are areas for creating sustainable competitive advantage far into the future and are intended to demonstrate to our employees, customers and investors that the value we add to our real estate operations—the scale, global reach, customer relationships, brand, business processes, technology and talented team—enables Prologis to escape the gravitational pull of NAV on our valuation

•	We want to make sure everyone understands our unique ability to make real estate more valuable when it becomes part of our platform

•	What makes 5D possible is our scale and global reach, and the addition of DCT significantly grows our platform and thus increases the benefits of scale

48.	How did you determine the price and terms? What are the value assumptions?

•	This is a stock-for-stock deal. We factored in the quality of DCT’s portfolio on our platform

49.	How does this deal compare to the KTR acquisition?

•	Both deals:

o	Remind investors of the power of our platform

o	Reveal our track record of enhancing value and capturing synergies

o	Showcase our ability to grow our platform and seamlessly incorporate very large portfolios while incurring virtually no incremental overhead

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Additional Information

In connection with the proposed transaction, Prologis will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis and a proxy statement of DCT (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to DCT’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis or DCT. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the Investor Relations section of www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111 or by telephone at 415-394-9000. The documents filed by DCT with the SEC may be obtained free of charge at DCT’s website at the Investor Relations section of http://investors.dctindustrial.com/CorporateProfile or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from DCT by requesting them by mail from Investor Relations, 555 17th Street, Suite 3700, Denver, CO 80202, or by telephone at 303-597-1550.

Participants in the Solicitation

Prologis and DCT and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form10-K for the fiscal year ended December 31, 2017, and in its proxy statement dated March 22, 2018, for its 2018 Annual Meeting of Shareholders. Information about DCT’s directors and executive officers is available in DCT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and in its proxy statement dated March 21, 2018, for its 2018 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or DCT as indicated above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.